SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant's name into English)

 Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                Form 40-F ☒

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes            No ☒

 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                                                        CANADIAN IMPERIAL BANK OF COMMERCE

 Date: January 12, 2006                                    By: /s/ Valerie Pettipas
                                                                                Name:   Valerie Pettipas
                                                                                Title:     Assistant Corporate Secretary

                                                                          By:  /s/ Michelle Caturay
                                                                                Name:  Michelle Caturay,
                                                                                Title:    Vice-President, Corporate Secretary and
                                                                                             Associate General Counsel

Exhibit Index

Exhibit Number	Description of Document

99.1	Canadian Imperial Bank of Commerce Board of Directors Mandate